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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment #8)*

                                 Vengold, Inc.
--------------------------------------------------------------------------------
                                 Name of Issuer


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   92267K100
--------------------------------------------------------------------------------
                                  CUSIP Number


             Cheryl Sorokin, Executive Vice President and Secretary
          BankAmerica Corporation, Corporate Secretary's Office #13018
                 555 California Street, San Francisco, CA 94104
                                 (415) 622-3530
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

                               December 16, 1997
--------------------------------------------------------------------------------
             Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
                                  SCHEDULE 13D
--------------------------------------------------------------------------------
       CUSIP No. 92267K100                                          Page 2 of 11
--------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

       The Contrarian Fund
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [ ]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
 3     SEC USE ONLY

--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS*

       WC
--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                       [ ]
--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       MASSACHUSETTS
--------------------------------------------------------------------------------
 NUMBER OF       7    SOLE VOTING POWER

   SHARES             0
                ----------------------------------------------------------------
BENEFICIALLY     8    SHARED VOTING POWER

   OWNED              6,042,400
                ----------------------------------------------------------------
  BY EACH        9    SOLE DISPOSITIVE POWER

 REPORTING            0
                ----------------------------------------------------------------
PERSON WITH     10    SHARED DISPOSITIVE POWER

                      6,042,400
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       6,042,400
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                       [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       6.3%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

       IV
================================================================================
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

================================================================================
                                  SCHEDULE 13D
--------------------------------------------------------------------------------
       CUSIP No. 92267K100                                          Page 3 of 11
--------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

       Robertson, Stephens & Company Investment Management, L.P.
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [ ]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
 3     SEC USE ONLY

--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS*

       OO
--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                       [ ]
--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       CALIFORNIA
--------------------------------------------------------------------------------
 NUMBER OF       7    SOLE VOTING POWER

   SHARES             0
                ----------------------------------------------------------------
BENEFICIALLY     8    SHARED VOTING POWER

   OWNED              8,430,900 shares (Includes shares held by The Robertson
                      Stephen Orphan Fund of which Robertson, Stephens & Company
  BY EACH             Investment Management, L.P. and Bayview Investors, Ltd.
                      are the general partners. Includes shares held by The
 REPORTING            Robertson Stephens Orphan Offshore Fund, L.P. of which
                      Robertson, Stephens & Company Investment Management, L.P.
PERSON WITH           is the general partner. Includes shares held by The
                      Contrarian Fund of which Robertson, Stephens & Company
                      Investment Management, L.P. is investment adviser. See
                      Item 5.)
                ----------------------------------------------------------------
                 9    SOLE DISPOSITIVE POWER

                      0
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER

                      8,430,900
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       8,430,900
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                       [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.8%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

       IA
================================================================================
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

================================================================================
                                  SCHEDULE 13D
--------------------------------------------------------------------------------
       CUSIP No. 92267K100                                          Page 4 of 11
--------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

       Bayview Holdings, Inc.
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [ ]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
 3     SEC USE ONLY

--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS*

       OO
--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                       [ ]
--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF       7    SOLE VOTING POWER

   SHARES             0
                ----------------------------------------------------------------
BENEFICIALLY     8    SHARED VOTING POWER

   OWNED              8,430,900 shares (Includes shares held by The Robertson
                      Stephens Orphan Fund of which Robertson, Stephens &
  BY EACH             Company Investment Management, L.P. and Bayview Investors,
                      Ltd. are the general partners. Bayview Holdings, Inc. is
 REPORTING            managing member of Robertson, Stephens & Company Private
                      Equity Group, L.L.C. which is general partner of Bayview
PERSON WITH           Investors, Ltd. Includes shares held by The Robertson
                      Stephens Orphan Offshore Fund, L.P. of which Robertson,
                      Stephens & Company Investment Management, L.P. is the
                      general partner. Includes shares held by The Contrarian
                      Fund of which Robertson, Stephens & Company Investment
                      Management, L.P. is investment adviser. Bayview Holdings,
                      Inc. is general partner of Robertson, Stephens & Company
                      Investment Management, L.P. See Item 5.)
                ----------------------------------------------------------------
                 9    SOLE DISPOSITIVE POWER

                      0
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER

                      8,430,900
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       8,430,900
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                       [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.8%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

       CO
================================================================================
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

================================================================================
                                  SCHEDULE 13D
--------------------------------------------------------------------------------
       CUSIP No. 92267K100                                          Page 5 of 11
--------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

       Robertson Stephens Investment Management Co.
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [ ]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
 3     SEC USE ONLY

--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS*

       OO
--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                       [ ]
--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF       7    SOLE VOTING POWER

   SHARES             0
                ----------------------------------------------------------------
BENEFICIALLY     8    SHARED VOTING POWER

   OWNED              8,430,900 shares (Includes shares held by The Robertson
                      Stephens Orphan Fund of which Robertson, Stephens &
  BY EACH             Company Investment Management, L.P. and Bayview Investors,
                      Ltd. are the general partners. Bayview Holdings, Inc. is
  REPORTING           managing member of Robertson, Stephens & Company Private
                      Equity Group, L.L.C. which is general partner of Bayview
 PERSON WITH          Investors, Ltd. Includes shares held by The Robertson
                      Stephens Orphan Offshore Fund, L.P. of which Robertson,
                      Stephens & Company Investment Management, L.P. is the
                      general partner. Inclues shares held by The Contrarian
                      Fund of which Robertson, Stephens & Company Investment
                      Management, L.P. is investment adviser. Robertson Stephens
                      Investment Management Co. owns Bayview Holdings, Inc.
                      which is general partner of Robertson, Stephens & Company
                      Investment Management, L.P. See Item 5.)
                ----------------------------------------------------------------
                 9    SOLE DISPOSITIVE POWER

                      0
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER

                      8,430,900
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       8,430,900
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                       [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.8%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

       CO
================================================================================
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

================================================================================
                                  SCHEDULE 13D
--------------------------------------------------------------------------------
       CUSIP No. 92267K100                                          Page 6 of 11
--------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

       BankAmerica Corporation
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [ ]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
 3     SEC USE ONLY

--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS*

       OO
--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                       [ ]
--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF       7    SOLE VOTING POWER

   SHARES             0
                ----------------------------------------------------------------
BENEFICIALLY     8    SHARED VOTING POWER

   OWNED              8,430,900 shares (Includes shares held by The Robertson
                      Stephens Orphan Fund of which Robertson, Stephens &
  BY EACH             Company Investment Management, L.P. and Bayview Investors,
                      Ltd. are the general partners. Bayview Holdings, Inc. is
  REPORTING           managing member of Robertson, Stephens & Company Private
                      Equity Group, L.L.C. which is general partner of Bayview
 PERSON WITH          Investors, Ltd. Includes shares held by The Robertson
                      Stephens Orphan Offshore Fund, L.P. of which Robertson,
                      Stephens & Company Investment Management, L.P. is the
                      general partner. Inclues shares held by The Contrarian
                      Fund of which Robertson, Stephens & Company Investment
                      Management, L.P. is investment adviser. BankAmerica
                      Corporation wholly owns Robertson Stephens Investment
                      Management Co. which owns Bayview Holdings, Inc.
                      Bayview Holdings, Inc. is general partner of Robertson
                      Stephens & Company Investment Management, L.P. See
                      Item 5.)
                ----------------------------------------------------------------
                 9    SOLE DISPOSITIVE POWER

                      0
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER

                      8,430,900
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       8,430,900
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                       [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.8%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

       CO
================================================================================
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

================================================================================
Cusip No. 92267K100                                                 Page 7 of 11
================================================================================

Item 1.  Security and Issuer.
         -------------------

         This Amended Schedule 13D is filed with respect to the Common Stock, of Vengold, Inc., (The "Company") 200 Burrard Street, Suite 1688, Vancouver, BC, Canada.


Item 2:  Identity and Background.
         -----------------------

         This Amended Schedule 13D is filed on behalf of Robertson, Stephens & Company Investment Management, L.P. ("Investment Adviser"), The Contrarian Fund ("Contrarian"), Robertson Stephens Investment Management Co. ("Robertson Parent"), Bayview Holdings, Inc. ("Bayview Holdings"), and BankAmerica Corporation ("BAC") ("Filing Parties").

         This Amended Schedule 13D relates to the direct beneficial ownership in the shares of the Company by The Robertson Stephens Orphan Fund ("Orphan"), The Robertson Stephens Orphan Offshore Fund, L.P. ("Orphan Offshore"), Contrarian (the "Funds"), and the indirect beneficial ownership of Bayview Investors, Ltd. ("Bayview") Investment Adviser, Robertson, Stephens & Company Private Equity Group, L.L.C. ("Private Equity Group"), Bayview Holdings, Robertson Parent and BAC in the shares of the Company held by the Funds.

I.    (a)    Orphan is a California limited partnership. Investment Adviser and
             Bayview are the general partners.

      (b)    555  California  Street, Suite 2600
             San Francisco,  CA 94104
             (principal  office  and  principal  place of business)

      (c)    investments in securities

II.   (a)    Orphan Offshore is a Cayman Islands limited partnership. Investment
             Adviser is the general partner.

      (b)    555  California  Street, Suite 2600
             San Francisco,  CA 94104
             (principal  office  and  principal  place of business)

      (c)    investments in securities

III.  (a)    Contrarian is a series of Robertson Stephens Investment Trust
             ("RSIT"), a Massachusetts business trust. Its investment adviser is Investment Adviser.

      (b)    555 California Street, Suite 2600
             San Francisco, CA 94104
             (principal office and principal place of business)

================================================================================
Cusip No. 92267K100                                                 Page 8 of 11
================================================================================

      (c)    registered investment company

IV.   (a)    Bayview is a California limited partnership and general partner of
             Orphan.

      (b)    555 California Street, Suite 2600
             San Francisco, CA 94104
             (principal office and principal place of business)

      (c)    investments in securities

 V.   (a)    Bayview Holdings is a Delaware corporation. Bayview Holdings, a wholly owned subsidiary of Robertson Parent, is the general partner of Investment Adviser.

      (b)    555 California Street, Suite 2600
             San Francisco, CA 94104
             (principal office and principal place of business)

      (c)    holding company

VI.   (a)    Investment Adviser is a California limited partnership. It is investment adviser to Contrarian and general partner to Orphan and Orphan Offshore.

      (b)    555 California Street, Suite 2600
             San Francisco, CA  94104
             (principal office and principal place of business)

      (c)    registered investment advisor

VII.  (a)    Robertson Parent is a Delaware corporation. It is wholly owned by
             BAC. It owns Bayview Holdings.

      (b)    Corporate Secretary's Office #13018
             555 California Street
             San Francisco, CA  94104
             (principal office and principal place of business)

      (c)    holding company

VIII. (a)    Private Equity Group is a Delaware limited liability company. It is general partner of Bayview. Bayview Holdings is managing member of Private Equity Group.

================================================================================
Cusip No. 92267K100                                                 Page 9 of 11
================================================================================

      (b)    555 California Street, Suite 2600
             San Francisco, CA  94104

      (c)    holding company

IX.   (a)    BAC is a Delaware corporation. It wholly owns Robertson Parent.

      (b)    Corporate Secretary's Office #13018
             555 California Street
             San Francisco, CA 94104
             (principal office and principal place of business)

      (c)  bank holding company

         Certain information regarding the directors and executive officers of the Filing Parties is set forth in Exhibit B, previously filed.

         During the last five years, neither the entities mentioned above, nor, to their best knowledge, any person named in Exhibit B, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         BAC incorporates by reference the material under Item 3, "Legal Proceedings," in its Annual Report on Form 10-K for the year ended December 31, 1996, and the material in its Current Report on Form 8-K for May 5, 1997 (File No. 1-7377).


Item 3:  Source and Amount of Funds or Other Consideration:
         -------------------------------------------------

         The securities with respect to which this Amended Schedule 13D is filed were purchased by the Funds using working capital contributed by their respective partners and shareholders.


Item 4:  Purpose of Transaction:
         ----------------------

         The securities were purchased by the Funds in the ordinary course of business and not with the intention nor effect of changing or influencing control of the Company. The reporting persons may sell all or part or acquire additional securities of the Company depending on market conditions and other economic factors. The filing of this statement shall not be construed as an admission that BAC, Bayview Holdings or Robertson Parent is, for the purposes of
Section 13(d), or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

================================================================================
Cusip No. 92267K100                                                Page 10 of 11
================================================================================

Item 5:  Interest in Securities of the Issuer:
         ------------------------------------

         (a) (b) The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Amended Schedule 13D that are beneficially owned by the persons listed in Item 2 are as follows:

                                       No. of Shares
Name of                                Beneficially           Percentage of
Beneficial Owner(1)                        Owned                  Class
--------------------------------------------------------------------------------

Orphan                                   1,988,500                 2.1%
Orphan Offshore                            400,000                  .4%
Contrarian                               6,042,400                 6.3%
Investment Adviser                       8,430,900                 8.8%
Bayview                                  1,988,500                 2.1%
Bayview Holdings                         8,430,900                 8.8%
BAC                                      8,430,900                 8.8%
Robertson Parent                         8,430,900                 8.8%
Private Equity Group                     1,988,500                 2.1%


(1) As reflected in the cover pages, which are incorporated by reference, certain of the reporting parties may be deemed to have beneficial ownership of holdings of the Funds due to their management of portfolio investments for the Funds, or due to their ownership of entities which provide such management.

    (c) The following is a list of transactions by the filing parties in the last 60 days. All transactions were executed on the New York Stock Exchange.

        Entity     Date         Shares      Price     Transaction
        ------     ----         ------      -----     -----------

        Orphan     12/12/97     7,300       .74       open market sale
        BAC        12/15/97     2,000       .78       open market sale
        Orphan     12/16/97     8,800       .83       open market sale
        Orphan     12/17/97     181,400     .80       open market sale
        Orphan     12/18/97     4,900       .88       open market sale
        Orphan     12/19/97     70,000      .77       open market sale
        Orphan     12/30/97     35,500      .87       open market sale


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         ---------------------------------------------------------------------

         See Item 5.

================================================================================
Cusip No. 92267K100                                                Page 11 of 11
================================================================================

Item 7.  Material to Be Filed as Exhibits.
         --------------------------------

         Exhibit A - Joint Filing Agreement (previously filed)
         Exhibit B - Directors and Executive Officers (or persons serving in similar capacities) of the Filing Parties
                     (previously filed)


Signature.
---------

              After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:        January 7, 1998


              THE CONTRARIAN FUND, A MASSACHUSETTS BUSINESS TRUST*

              ROBERTSON, STEPHENS & COMPANY INVESTMENT MANAGEMENT, L.P., A CALIFORNIA LIMITED PARTNERSHIP*

              BAYVIEW HOLDINGS, INC.*

              BANKAMERICA CORPORATION*

              ROBERTSON STEPHENS INVESTMENT MANAGEMENT CO.*


*By:          /s/ VENRICE R. PALMER
              ---------------------
              Venrice R. Palmer
              Senior Counsel of BankAmerica National Trust and Savings Association and Authorized Attorney-in-Fact